SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2015
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A
Public-Held Company
CNPJ/MF Nº 02.558.115/0001-21
NIRE 33 300 276 963

NOTICE TO THE MARKET

TIM Participações S.A. (“Company”) (BOVESPA: TIMP3 and NYSE: TSU), hereby discloses that, on the Board of Directors Meeting held on December 17 of 2014, it was approved the hiring of Baker Tilly Brasil Auditores Independentes S/S (“Baker Tilly”), to provide audit services from the review of quarterly information ("ITR") of the period that will end on March 31, 2015, in replace of PricewaterhouseCoopers Auditores Independentes (“PwC”), that will continue auditing the other group’s companies.

The hiring of Baker Tilly as the Company's independent audit aims to meet the requirements of art. 31 of CVM Instruction 308/99, which determines the mandatory rotation of the independent auditor. PwC expressed their agreement as to the justification of the replacement pursuant to art. 28 of the same Instruction.

Rio de Janeiro, January 06, 2015.

TIM Participações S.A.
Rogério Tostes
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: January 6, 2015	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.